

July 8, 2011

<u>Via E-mail</u>
Greg A. Steffens
President and Chief Executive Officer
Southern Missouri Bancorp, Inc.
531 Vine Street
Poplar Bluff, Missouri 63901

> **Re: Southern Missouri Bancorp, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed June 27, 2011**
> **File No. 333-174113**

Dear Mr. Steffens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement and providing the requested information, including a draft of your proposed disclosures to be made in future filings <u>clearly identifying new and deleted disclosure</u>, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please add a recent development section to the summary and disclose at a minimum that management believes that there have been no material adverse changes in the results of operation or financial condition thru June 30, 2011.

2. We note the red herring language and that the number of shares to be offered has not been included yet. Please confirm that no preliminary distribution has been made.

March 31, 2011 Form 10-Q

Impaired Loans (Collateral Dependent), page 7

3. We note your response to comment 11 in your June 24, 2011 letter. Please revise future filings to describe in more detail how you measure impairment on collateral dependent loans in situations where the economic environment has worsened and/or the real estate market has declined since the last appraisal.

Note 4: Loans, page 11

4. We note your response to comments 14 and 15 in your June 24, 2011 letter. Please revise future filings to clearly disclose that purchased credit impaired loans are classified as impaired and on non-accrual status immediately after acquisition if they meet the appropriate standards. Additionally, in all of your credit quality disclosures (including disclosures of impaired and non-accrual loans), please clearly disclose if purchased credit impaired loans are included and quantify the amount.

5. Also, please discuss the comparability of your credit metrics and trends between periods and with your peers considering that you have reduced the carrying value of these loans to fair value during purchase accounting and therefore these loans which may be classified and reported as non-accrual or impaired may not have any loss content.

6. We note your response to comment 27 in your June 24, 2011 letter. Please note that ASC 310-10-50-15(c)(1), (2) and (3) requires information about impaired loans, not non-accrual loans. Please revise future filings accordingly.

7. We note your response to comment 28 in your June 24, 2011 letter. Please note that ASC 310-10-50-19 relates to all impaired loans, not just acquired impaired loans. Please revise future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel